Exhibit 99.1

Americas Gold and Silver Corporation Provides Galena Complex Joint Venture Exploration Update

TORONTO--(BUSINESS WIRE)--June 23, 2022--Americas Gold and Silver Corporation (TSX: USA) (NYSE American: USAS) (“Americas” or the “Company”), a growing North American precious metals producer, is pleased to provide an exploration update for its Galena Complex Joint Venture.

Highlights

  The Galena JV Management Committee met in June 2022 to review Phase II exploration drilling, future exploration targets, the Galena Hoist project and future production plans for the Galena Complex (60% Americas / 40% Eric Sprott).
  Phase II exploration has completed approximately 19,000 meters of drilling with a focus on continued deeper exploration drilling and upgrading inferred mineral resources.
  The updated mineral resource estimate is expected to increase when completed in late Q3-2022. The Galena Complex continues to add resources at a discovery cost of less than 10 cents per silver ounce. Key results from the in-fill drill program includes:
    Hole 37-329: 7,501 g/t silver and 2.6% copper (7,781 g/t silver equivalent [1]) over 1.7 m [2]
    including: 21,500 g/t silver and 7.6% copper (22,300 g/t silver equivalent) over 0.6 m
    Hole 49-573: 1,517 g/t silver and 0.7% copper (1,591 g/t silver equivalent) over 1.3 m including: 7,130 g/t silver and 3.2% copper (7,470 g/t silver equivalent) over 0.2 m
  Exploration drilling has defined the Silver Vein extension down over 400 feet from the 5500 Level and the 185 Vein down over 800 feet from the 5500 Level with new mineralization encountered as deep as 1,000 feet below the 5500 Level. Key results include:
    Hole 55-216: 4,010 g/t silver and 3.9% copper (4,420 g/t silver equivalent) over 1.2 m
    Hole 55-217: 1,460 g/t silver and 1.3% copper (1,594 g/t silver equivalent) over 1.7 m including: 9,600 g/t silver and 8.8% copper (10,500 g/t silver equivalent) over 0.2 m and: 4,120 g/t silver and 3.1% copper (4,440 g/t silver equivalent) over 0.3 m and: 1,745 g/t Ag, 7.8% Pb and 0.8% Cu (2,111 g/t silver equivalent) over 0.8 m
  Further, the 5500 Level East development has encountered the 291 Vein, which was previously mined to the 5200 Level with an average width of 2 meters at an average grade of approximately 1,200 g/t silver.
    Hole 55-223: 2,402 g/t silver and 2.2% copper (2,620 g/t silver equivalent) over 0.6 m including: 3,150 g/t silver and 2.9% copper (3,440 g/t silver equivalent) over 0.4 m
  In addition to continuing to target known vein extensions, Galena Complex management have outlined five prospective brownfield target areas based on large gap areas containing no drill data.
  With the significant number of drill targets, the Galena JV Management Committee approved the purchase of an additional underground drill and hiring of personnel to accelerate the exploration program.
  As a result of the current and proposed geologic targets, the Galena JV Management Committee reviewed a 5-year exploration strategy with the objective of doubling the current Galena Complex global silver resource over the next 5 years.
  The Galena Hoist project remains on target to be installed and commissioned in Q4-2022 with the total Galena Complex capital budget for the year expected to remain within 5% of the initial forecast.
  Silver production for 2023 and beyond is forecast to increase to over 2.5 million ounces per year with a 5-year target to double production by the end of 2027.

“Steady progress is being made at the Galena Complex to transform it into one of the largest primary silver producers in the United States,” stated Americas Gold and Silver President & CEO Darren Blasutti. “The Phase II drilling continues to increase silver mineral resources, and when coupled with the progress being made on the Galena Hoist installation, is expected to bring silver production to over 2.5 million ounces in 2023. Further, new exploration targets within the Galena Complex have been identified from the structural geology review to target a doubling of the current global silver mineral resource over the next 5 years, allowing the Galena Complex to get back to its historical peak production capacity in 2027.”

Galena Complex Update

The Galena JV Management Committee met in June 2022 to review Phase 2 exploration drilling, future exploration targets, the Galena Hoist project and future production plans for the Galena Complex (60% Americas / 40% Eric Sprott). The Phase II drill program at the Galena Complex began in late August 2021.

The initial focus was to test the recently discovered Silver Vein extension below the 5500 Level, the deepest level of the mine. To date, the Silver Vein extension has been delineated to over 400 ft below the 5500 Level. As part of the 5500 Level drilling of the Silver Vein extension, the Company successfully intersected the high grade 185 Vein approximately 800 ft below the 5500 Level. Key intercepts from the Silver Vein extension and the 185 Vein include:

  Hole 55-196: 780 g/t silver and 1.1% copper (890 g/t silver equivalent) over 1.5 m
  Hole 55-199: 1,405 g/t silver and 1.5% copper (1,561 g/t silver equivalent) over 1.8 m
  Hole 55-200: 1,593 g/t Ag, 0.2% Pb and 0.9% Cu (1,690 g/t silver equivalent) over 0.7 m including: 3,220 g/t Ag, 0.4% Pb and 1.7% Cu (3,410 g/t silver equivalent) over 0.2 m
  Hole 55-216: 4,010 g/t silver and 3.9% copper (4,420 g/t silver equivalent) over 1.2 m
  Hole 55-217: 1,460 g/t silver and 1.3% copper (1,594 g/t silver equivalent) over 1.7 m including: 9,600 g/t silver and 8.8% copper (10,500 g/t silver equivalent) over 0.2 m and: 4,120 g/t silver and 3.1% copper (4,440 g/t silver equivalent) over 0.3 m and: 1,745 g/t Ag, 7.8% Pb and 0.8% Cu (2,111 g/t silver equivalent) over 0.8 m

A full table of drill results can be found at: https://americas-gold.com/site/assets/files/4297/dr20220623.pdf

The Company continues to advance development further east along the 5500 Level to allow for continued exploration of the 360 Complex and testing of the Caladay Zone. Development has crossed the 291 Vein which was a steady producing area when last mined on the 5200 Level. The Company now plans immediate exploration and development of the 291 Vein given the strong historical mining of the vein on the 5200 Level with average mining widths of over 2 meters at an average grade of approximately 1,200 g/t silver.

  Hole 55-223: 2,402 g/t silver and 2.2% copper (2,620 g/t silver equivalent) over 0.6 m including: 3,150 g/t silver and 2.9% copper (3,440 g/t silver equivalent) over 0.4 m

In addition to deep exploration drilling, the Company has focused on in-fill drilling to upgrade inferred mineral resources adjacent to current production areas to the measured and indicated categories. Key results from the in-fill drilling includes:

  Hole 37-328: 8,230 g/t Ag, 0.2% Pb and 3.9% Cu (8,640 g/t silver equivalent) over 0.2 m and: 1,650 g/t Ag, 1.0% Pb and 0.6% Cu (1,760 g/t silver equivalent) over 1.0 m
  Hole 37-329: 7,501 g/t silver and 2.6% copper (7,781 g/t silver equivalent) over 1.7 m including: 21,500 g/t silver and 7.6% copper (22,300 g/t silver equivalent) over 0.6 m
  Hole 49-573: 1,517 g/t silver and 0.7% copper (1,591 g/t silver equivalent) over 1.3 m including: 7,130 g/t silver and 3.2% copper (7,470 g/t silver equivalent) over 0.2 m and: 561 g/t silver and 17.1% lead (1,177 g/t silver equivalent) over 1.5 m
  Hole 49-574: 1,378 g/t silver and 0.7% copper (1,451 g/t silver equivalent) over 1.1 m including: 9,090 g/t silver and 4.3% copper (9,540 g/t silver equivalent) over 0.1 m and: 1,584 g/t silver and 0.8% copper (1,665 g/t silver equivalent) over 0.5 m including: 6,380 g/t silver and 3.2% copper (6,700 g/t silver equivalent) over 0.1 m

With the most recent update to its mineral reserve and mineral resource statement as at June 30, 2021, the Company successfully increased proven and probable silver reserves at the Galena Complex by 38%, increased the measured and indicated silver resources by 72% and the inferred mineral silver resources by 36%. The Company is confident that the mineral reserve and mineral resource will continue to increase with its next mineral reserve and mineral resource update as at June 30, 2022.

The Galena Complex property is composed of over 12,000 acres in the Silver Valley, Idaho. The property represents the largest property position in the Silver Valley. The property remains underexplored despite the long history of production on the property, with over 235 million ounces of silver produced. Galena Complex management has outlined promising targets for continued mineral resource growth including five prospective brownfield target areas based on highly favourable structural geology located in large gap areas with no drill data. The key areas that Galena Complex management are targeting include:

  Kilbuck Trend: This was the first surface discovery on the property back in the late 1800’s with a number of fan holes planned for later this year. This area is largely untested and based on success, would allow for mining areas to be accessed from surface ramps.
  Vulcan Gap: A discovery hole is planned to test for mineralization in the gap between the Vulcan workings and known trends. This area is located between the Coeur and #3 shafts and above the historical workings which started on the 2400 Level. The area is largely untested with prospective host rocks and structures.
  Caladay – 360 Complex: Drilling from the 4900 Level will test the plunge line of the recently defined blue rock horizon and the Silver Standard fault, which appear to control the mineralization of the farthest east ore bearing trend.
  Upper Coeur: Testing of the up-dip extensions of the 400 Vein, 483 Vein and their intersections which will serve as a precursor to surface drilling.
  Deep Caladay and 360 Complex: Continued development of the 5500 Level further east to establish a new drill station to enable for deep exploration and modeling.

As a result of the current and proposed exploration targets, the Galena JV Management Committee reviewed a 5-year exploration strategy with the objective of doubling the Galena Complex silver resource over the next 5 years. Given the significant number of drill targets, the Galena JV Management Committee approved the purchase of an additional underground drill and hiring of personnel to accelerate the exploration program.

The Company aims to commission the Galena Hoist project in Q4-2022 which will increase hoisting capacity at the operation in the near term with the total Galena capital budget for the year expected to remain within 5% of the initial forecast. Cash costs [3] per silver ounce and all-in sustaining costs [3] per silver ounce at the Galena Complex are anticipated to decrease on a per silver ounce basis as most of the operating costs are fixed assuming expected higher silver and lead production beginning in 2022.

Silver production for 2023 and beyond is forecast to increase to over 2.5 million ounces per year with a 5-year target to double production by the end of 2027.

About Americas Gold and Silver Corporation

Americas Gold and Silver Corporation is a high-growth precious metals mining company with multiple assets in North America. The Company owns and operates the Relief Canyon mine in Nevada, USA, the Cosalá Operations in Sinaloa, Mexico and manages the 60%-owned Galena Complex in Idaho, USA. The Company also owns the San Felipe development project in Sonora, Mexico. For further information, please see SEDAR or www.americas-gold.com.

Qualified Persons

Niel de Bruin, P.Geo., Director of Geology of the Company and a “qualified person” under National Instrument 43-101, has approved the applicable contents of this news release.

Technical Information

The diamond drilling program used NQ-size core. The Company’s standard QA/QC practices were utilized to ensure the integrity of the core and sample preparation at the Galena Complex through delivery of the samples to the assay lab. The drill core was stored in a secure facility, photographed, logged and sampled based on lithologic and mineralogical interpretations. Standards of certified reference materials, field duplicates and blanks were inserted as samples shipped with the core samples to the lab.

Analytical work was carried out by American Analytical Services Inc. (“AAS”) located in Osburn, Idaho. AAS is an independent, ISO-17025 accredited laboratory. Sample preparation includes a 30-gram pulp sample analyzed by atomic absorption spectrometry (“AA”) techniques to determine silver, copper, and lead, using aqua regia for pulp digestion. Samples returning values over 514g/t Ag are re-assayed using fire-assay techniques for silver. Additionally, samples returning values over 23% Pb are re-assayed using titration techniques.

Duplicate pulp samples were sent out quarterly to ALS Global, an independent, ISO-17025 accredited laboratory based in Reno, Nevada to perform an independent check analysis. A conventional AA technique was used for the analysis of silver, copper and lead at ALS Global with the same industry standard procedures as those used by AAS. The assay results listed in this report did not show any significant contamination during sample preparation or sample bias of analysis.

All mining terms used herein have the meanings set forth in National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”), as required by Canadian securities regulatory authorities. These standards differ from the requirements of the SEC that are applicable to domestic United States reporting companies. Any mineral reserves and mineral resources reported by the Company in accordance with NI 43-101 may not qualify as such under SEC standards. Accordingly, information contained in this news release may not be comparable to similar information made public by companies subject to the SEC’s reporting and disclosure requirements.

Cautionary Statement on Forward-Looking Information:

This news release contains “forward-looking information” within the meaning of applicable securities laws. Forward-looking information contained in this news release includes, but is not limited to, Americas Gold and Silver’s expectations, intentions, plans, assumptions and beliefs with respect to, among other things, estimated and targeted production rates and results for gold, silver and other metals, the expected prices of gold, silver and other metals, as well as the related costs, expenses and capital expenditures; production from the Galena Complex, including the expected production levels and potential additional mineral resources and the ongoing results of exploration efforts thereat. Guidance and outlook contained in this press release was prepared based on current mine plan assumptions with respect to production, costs and capital expenditures, the metal price assumptions disclosed herein, completion of installation and commissioning of the Galena Hoist work by Q4-2022, and assumes no adverse impacts to operations from the COVID 19 pandemic and is subject to the risks and uncertainties outlined below. Often, but not always, forward-looking information can be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “potential’, “estimate”, “may”, “assume” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions, or statements about future events or performance. Forward-looking information is based on the opinions and estimates of Americas Gold and Silver as of the date such information is provided and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of Americas Gold and Silver to be materially different from those expressed or implied by such forward-looking information. With respect to the business of Americas Gold and Silver, these risks and uncertainties include risks relating to widespread epidemics or pandemic outbreak including the COVID-19 pandemic; the impact of COVID-19 on our workforce, suppliers and other essential resources and what effect those impacts, if they occur, would have on our business, including our ability to access goods and supplies, the ability to transport our products and impacts on employee productivity, the risks in connection with the operations, cash flow and results of the Company relating to the unknown duration and impact of the COVID-19 pandemic; interpretations or reinterpretations of geologic information; unfavorable exploration results; inability to obtain permits required for future exploration, development or production; general economic conditions and conditions affecting the industries in which the Company operates; the uncertainty of regulatory requirements and approvals; fluctuating mineral and commodity prices; the ability to obtain necessary future financing on acceptable terms or at all; the ability to operate the Company’s projects; and risks associated with the mining industry such as economic factors (including future commodity prices, currency fluctuations and energy prices), ground conditions, illegal blockades and other factors limiting mine access or regular operations without interruption, failure of plant, equipment, processes and transportation services to operate as anticipated, environmental risks, government regulation, actual results of current exploration and production activities, possible variations in ore grade or recovery rates, permitting timelines, capital and construction expenditures, reclamation activities, labor relations or disruptions, social and political developments and other risks of the mining industry. The potential effects of the COVID-19 pandemic on our business and operations are unknown at this time, including the Company’s ability to manage challenges and restrictions arising from COVID-19 in the communities in which the Company operates and our ability to continue to safely operate and to safely return our business to normal operations. The impact of COVID-19 on the Company is dependent on a number of factors outside of its control and knowledge, including the effectiveness of the measures taken by public health and governmental authorities to combat the spread of the disease, global economic uncertainties and outlook due to the disease, and the evolving restrictions relating to mining activities and to travel in certain jurisdictions in which it operates. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated, or intended. Readers are cautioned not to place undue reliance on such information. Additional information regarding the factors that may cause actual results to differ materially from this forward‐looking information is available in Americas Gold and Silver’s filings with the Canadian Securities Administrators on SEDAR and with the SEC. Americas Gold and Silver does not undertake any obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law. Americas Gold and Silver does not give any assurance (1) that Americas Gold and Silver will achieve its expectations, or (2) concerning the result or timing thereof. All subsequent written and oral forward‐looking information concerning Americas Gold and Silver are expressly qualified in their entirety by the cautionary statements above.

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[1] Silver equivalent was calculated using metal prices of $20.00/oz silver, $3.00/lb copper and $1.05/lb lead.
[2] Meters represent “True Width” which is calculated for significant intercepts only and is based on orientation axis of core across the estimated dip of the vein.

[3] This metric is a non-GAAP financial measure or ratio. The Company uses the financial measures “Cash Costs”, “Cash Costs/Ag Oz Produced”, “All-In Sustaining Costs”, and “All-In Sustaining Costs/Ag Oz Produced” in accordance with measures widely reported in the silver mining industry as a benchmark for performance measurement and because it understands that, in addition to conventional measures prepared in accordance with IFRS, certain investors and analysts use this information to evaluate the Company’s underlying cash costs and total costs of operations. Cash costs are determined on a mine-by-mine basis and include mine site operating costs such as mining, processing, administration, production taxes and royalties which are not based on sales or taxable income calculations, while all-in sustaining costs is the cash costs plus all development, capital expenditures, and exploration spending.

Contacts

For more information:
Stefan Axell
VP, Corporate Development & Communications
Americas Gold and Silver Corporation
416-874-1708

Darren Blasutti
President and CEO
Americas Gold and Silver Corporation
416‐848‐9503